Exhibit A

Ceragon is Participating in Mexico's Telecom Growth, Providing Quick and Reliable Expansion of 4G and Triple Play Services

July 11, 2016

Ceragon is Participating in Mexico's Telecom Growth, Providing Quick and Reliable Expansion of 4G and Triple Play Services

Three operators in Mexico place total of approximately $20 million in orders, year to date, to continue their network expansions with Ceragon’s IP-20 Platform

Little Falls, New Jersey, July 11, 2016 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that three operators in Mexico are continuing their rapid 4G LTE and Triple Play network expansions with the FibeAir IP-20 Platform and Ceragon’s professional services. Ceragon is helping these operators’ change the way people live and work in Mexico by making next-generation mobile internet available. The three Ceragon customers, of which two are newly acquired this year, have placed orders totaling approximately $20 million, year to date. We expect we will have recognized about 45% of the related revenue through the first half of the year, with the remainder to be recognized in future periods.

The operators need to quickly achieve reliable, nationwide 4G and Triple Play service coverage to better meet their revenue and operational efficiency targets and, therefore, require a solution that offers fast deployment of the wireless transport network connecting all of their network sites. Ceragon’s wireless backhaul solution, the FibeAir IP-20 Platform, allows the operators to meet their goals effectively by providing a highly reliable wireless transport infrastructure with fully redundant and compact backhaul links. In addition, Ceragon’s extensive professional service offerings, including detailed network planning and network rollout services, help ensure the operators even faster delivery and implementation.

With Ceragon, these Mexican operators can enjoy high network service availability and the scalability to reach more than 1Gbps ultra-high capacity backhaul, even where spectrum is limited, by leveraging the IP-20 Platform’s unique multicore LoS 4x4 MIMO technology. This technology allows the operators to reach ultra-high capacity at a quarter of the amount of spectrum otherwise required, thereby vastly reducing microwave spectrum availability barriers.

Ceragon’s IP-20 Platform enables the operators to enjoy high productivity by offering products for all site scenarios that utilize the same operating system (CeraOS). This not only simplifies operations, but increases the operators’ staff productivity and overall business operational efficiency as they can leverage the same network planning, provisioning, maintenance and management capabilities. Moreover, the operators can enjoy fast time to revenue thanks to Ceragon’s fast delivery and implementation of the network across all required wireless backhaul frequencies – enabled by its unique in-house multiband & multicore RF Integrated Circuits technology.

Ceragon is Participating in Mexico's Telecom Growth, Providing Quick and Reliable Expansion of 4G and Triple Play Services

July 11, 2016

“It is gratifying to see our solutions being widely deployed across Mexico, helping our customers deliver high-quality, mobile Internet service at x4 higher speed,” said Ira Palti, president and CEO of Ceragon. “By combining the FibeAir IP-20 Platform with our professional services offerings, our customers achieve even greater value. They gain new revenue streams with quick and simple network deployments, while increasing operational efficiency through savings on costly and scarce resources such as wireless backhaul spectrum, tower space and energy. Ceragon’s solutions are being utilized to provide 4G LTE coverage across the country. We are committed to helping create networks in Mexico that are capable of bringing innovation, and serve as engines of economic growth for the country.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides a highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Matthew Krieger	Tanya Solomon	Claudia Gatlin
GK Public Relations	Ceragon Networks
Tel: + 914-768-4219	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
matthew@gkpr.com	tanyas@ceragon.com	claudiag@ceragon.com

Ceragon is Participating in Mexico's Telecom Growth, Providing Quick and Reliable Expansion of 4G and Triple Play Services

July 11, 2016

Safe Harbor

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "targets," "expects," "intends," "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a further decline in revenues beyond Ceragon’s expectations, the risk that Ceragon’s expectations regarding future profitability will not materialize; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America in general and in Brazil in particular, including currency export controls and recent economic concerns; risks relating to the concentration of our business in India, Africa, and in developing nations, including political, economic and regulatory risks from doing business in those regions; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.